United States securities and exchange commission logo





                              October 24, 2023

       Jonathan Evans
       Chief Executive Officer
       Lithium Americas Corporation
       400-900 West Hastings Street
       Vancouver, British Columbia V6C 1E5

                                                        Re: Lithium Americas
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed October 6,
2023
                                                            File No. 333-274883

       Dear Jonathan Evans:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-3

       General

   1. Please provide us with your analysis as to how you satisfy the eligibility requirements of
                                                        General Instruction
I.A.2 of Form F-3. In this regard, we note that Lithium Americas
                                                        Corp. has less than
twelve calendar months of reporting history. Refer to Question 9 of
                                                        Staff Legal Bulletin 4
(CF) available on our website.
   2. Please revise your fee table and prospectus to disclose the aggregate number of shares that you intend to register
for resale by the selling securityholders and describe the initial transaction(s) in which
the securities were sold to them. Refer to General Instruction II.G.
                                                        to Form F-3, Securities
Act Rule 430B(b)(2) and Securities Act Rules and Disclosure
                                                        Interpretations
Questions 228.03 and 228.04. Also file a revised legal opinion that covers the securities to be
offered for resale by the selling securityholders.
 Jonathan Evans
FirstName LastNameJonathan
Lithium Americas CorporationEvans
Comapany
October 24,NameLithium
            2023       Americas Corporation
October
Page 2 24, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Michael Purcell at 202-551-5351 or Irene
Barberena-Meissner at 202-551-
6548 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:      James Guttman